SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: July 17, 2008

Press Release

For Immediate Release

OTI Enters French Electronic Parking Market with Acquisition of ID Parking

—	ID Parking Provides Electronic Parking Solutions in Approximately 40 Municipalities Across France

—	Platform for Offering EasyPark TM As Next Generation Parking Solution

Fort Lee, NJ – July 16, 2008 – On Track Innovations Ltd, (OTI) (NASDAQ-GM: OTIV), today announced that it has acquired, through its subsidiary PARX Ltd., 100% of the share capital of ID Parking, a Paris based company that provides electronic parking solutions. This acquisition is in accordance with OTI’s strategy of focusing on products and projects which generate high margin recurring revenues and supports OTI’s global efforts to market the EasyPark TM product. The transaction provides OTI with a platform to readily access the French electronic parking payment market and offer multiple solutions for parking payment, including OTI’s patented in-vehicle electronic parking meter- the EasyPark TM product. The EasyPark TM business model is one in which revenues are generated from product sales, transaction fees and customer support.

PARX is OTI’s subsidiary responsible for marketing, operating and distributing advanced parking solutions, including the EasyPark TM product, in the international markets. ID Parking, which will operate under the name of PARX France, currently provides electronic parking solutions for approximately 40 municipalities in France. ID Parking was purchased for an aggregate purchase price of 750,000 euro, comprised of 250,000 euro in cash and 500,000 euro in OTI shares. The OTI shares are subject to a lock-up arrangement, under which one third of those shares will be released from lock-up every six months following the closing date (for an aggregate period of 18 months). According to the lock up arrangement, the number of shares will be calculated according to the actual share price at the time of the release; in the case that the share value exceeds 500K Euro, a respective amount of shares will be forfeited, and if the value is less than 500K Euro, OTI will pay the difference in cash. A maximum of up to 300,698 of OTI ordinary shares have been allocated to complete the transaction.

Commenting on the transaction, Oded Bashan, OTI’s Chairman and CEO, said “The transaction is in line with OTI’s strategy to identify the most cost effective way in which to enter new markets. This acquisition will allow OTI to enter the French parking market while saving time to market and leveraging the existing customer base.”

Bashan added: “We will continue to maintain and expand PARX France’s customer base, while offering EasyPark TM as a next generation solution.”

About OTI

Established in 1990, OTI (NASDAQ- GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will” ,“believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the expected benefits of the acquisition of ID Pakring and OTI’s intention to maintain and expand PARX France’s customer base, while offering EasyPark TM as a next generation solution.. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Vice President of Corporate Relations	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz